Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2022 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2022 first quarterly report for the three months ended 31 March 2022 (the “Reporting Period”), and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2

Mr. Wu Haijun, person in charge and Chairman of the Company, Mr. Du Jun, person in charge of accounting affairs and overseeing the accounting operations, and Ms. Yang Yating, person in charge of Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial report contained in this first quarterly report.

1.3	The financial report of the Company’s 2022 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Basic Information

2.1 Major Accounting Data

Unit: RMB’000

	From the beginning of the year to the end of the Reporting Period (January to March 2022)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	26,006,070	27.61%
Net profit attributable to equity shareholders of the Company	213,510	-81.81%
Net profit attributable to equity shareholders of the Company excluding non-recurring items	241,668	-79.14%
Net cash flow generated from operating activities	-1,785,568	N/A
Basic earnings per share (RMB/share)	0.020	-81.48%
Diluted earnings per share (RMB/share)	0.020	-81.48%
Return on net assets (weighted average) (%)	0.700	Decreased by 3.24 percentage points

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	53,737,111	47,038,622	14.24%
Total equity attributable to equity shareholders of the Company	30,702,812	30,260,172	1.46%

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period	Note
Gains or losses on disposal of non-current assets	4,287	—
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	5,328	—
Other non-operating income and expenses other than those mentioned above	-6,695	—
Other profit and loss items that meet the definition of non-recurring items	-38,473	Dismissal benefits -4,655; Loss on disposal of derivative financial instruments -17,163; Discount loss of receivables -863; Loss from changes in fair value of derivative financial assets and liabilities -17,101; Entrusted loan income 1,309
Less: Tax effect for the items above	-7,485	—
Effect on non-controlling interests (after tax)	90	—
Total	-28,158	—

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Number of shareholders as at the end of the Reporting Period	106,105	Total number of preferred shareholders with voting rights restored as at the end of the Reporting Period (if any)	0

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Type of shareholder	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen
					Situation of the shares	Number
China Petroleum & Chemical Corporation	State-owned legal person	5,459,455,000	50.44	0	None	0
HKSCC (Nominees) Limited	Overseas legal person	3,453,835,030	31.91	0	Unknown	0
HKSCC Limited	Overseas legal person	82,672,847	0.76	0	None	0
Wang Lei	Domestic natural person	61,120,300	0.56	0	None	0
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	Others	45,222,300	0.42	0	None	0
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	Others	43,531,469	0.40	0	None	0
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
China EU Fund– Agricultural Bank of China – China EU CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0
ICBC Credit Suisse Fund– Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,459,455,000	RMB common stocks	5,459,455,000
HKSCC (Nominees) Limited	3,453,835,030	Overseas listed foreign share	3,453,835,030
HKSCC Limited	82,672,847	RMB common stocks	82,672,847
Wang Lei	61,120,300	RMB common stocks	61,120,300
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
E Fund Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
China EU Fund – Agricultural Bank of China – China EU CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Southern Fund – Agricultural Bank of China – Southern CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

3. Major Events

3.1	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	Change (%)	Major reason for change
Net profit attributable to ordinary equity shareholders of the Company	-81.81%	During the Reporting Period, the operating performance of the Company decreased year-on-year, which was mainly due to the sharp increase in crude oil prices and thus the increase in product costs.
Net profit attributable to ordinary equity shareholders of the Company excluding non-recurring items	-79.14%	During the Reporting Period, the operating performance of the Company decreased year-on-year, which was mainly due to the sharp increase in crude oil prices and thus the increase in product costs.
Net cash inflow generated from operating activities	453.61%	During the Reporting Period, the operating performance decreased, resulting in the increase of net cash outflow from operating activities.
Basic earnings per share (RMB/share)	-81.48%	During the Reporting Period, the operating performance of the Company decreased year-on-year, which was mainly due to the sharp increase in crude oil prices and thus the increase in product costs.
Diluted earnings per share (RMB/share)	-81.48%	During the Reporting Period, the operating performance of the Company decreased year-on-year, which was mainly due to the sharp increase in crude oil prices and thus the increase in product costs.

4. Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2022

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current assets
Cash at bank and on hand	11,389,515	12,498,617
Trading financial assets	1,000,200	—
Derivative financial assets	452,488	81,405
Account receivable	1,978,371	1,169,405
Receivables under financing	1,047,205	1,072,690
Prepayments	40,716	60,577
Other receivables	175,156	108,728
Inventories	9,479,927	5,923,525
Other current assets	191,875	17,329
Total current assets	25,755,453	20,932,276
Non-current assets
Long-term equity investments	3,706,224	4,188,888
Other equity instrument investment	5,000	5,000
Investment properties	348,356	352,188
Fixed assets	11,109,024	11,328,065
Construction in progress	3,373,301	3,293,177
Right-of-use assets	22,170	4,879
Intangible assets	387,616	392,608
Long-term prepaid expenses	706,808	775,963
Deferred tax assets	88,644	184,143
Other non-current assets	8,234,515	5,581,435
Total non-current assets	27,981,658	26,106,346
Total assets	53,737,111	47,038,622

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2022

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current liabilities
Short-term borrowings	3,040,000	1,540,000
Derivative financial liabilities	108,089	23,804
Notes payable	205,805	830,006
Accounts payable	9,347,916	5,888,879
Contract liabilities	497,702	430,882
Employee benefits payable	546,956	260,096
Taxes payable	2,426,702	4,070,663
Other payables	1,077,493	1,287,064
Non-current liabilities due within one year	29,067	23,029
Other current liabilities	4,761,431	1,441,320
Total current liabilities	22,041,161	15,795,743
Non-current liabilities
Long-term loan	700,000	700,000
Lease liabilities	13,926	1,384
Deferred revenue	110,220	112,720
Deferred tax liabilities	32,393	33,344
Total non-current liabilities	856,539	847,448
Total liabilities	22,897,700	16,643,191
Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	265,221	59,425
Specific reserve	239,846	216,512
Surplus reserve	6,672,639	6,672,639
Undistributed profits	12,090,965	11,877,455
Total equity attributable to owners of the parent company (or shareholders’ equity)	30,702,812	30,260,172
Non-controlling interests	136,599	135,259
Total Owners’ equity (or shareholders’ equity)	30,839,411	30,395,431
Total liabilities and owners’ equity (or shareholders’ equity)	53,737,111	47,038,622

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2022 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2022	2021
Total revenue	26,006,070	20,379,079
Including: Revenue	26,006,070	20,379,079
Total operating cost	25,599,241	19,157,566
Including: Cost of sales	21,332,112	15,084,801
Taxes and surcharges	3,699,011	3,201,462
Selling and distribution expenses	92,808	107,763
General and administrative expenses	610,339	864,769
R&D expenses	11,867	12,236
Financial expenses (“-” to indicate income)	-146,896	-113,465
Add: Other income	2,828	5,884
Investment income (“-” to indicate loss)	-2,666	254,544
Profit arising from changes in fair value (“-” for loss)	-17,101	22,501
Credit impairment losses (“-” for loss)	-15	—
Asset impairment losses (“-” for loss)	-76,919	—
Gains on disposal of assets (“-” for loss)	-1,063	4
Operating profit (“-” to indicate loss)	311,893	1,504,446
Add: Non-operating income	8,268	3,188
Less: Non-operating expenses	7,113	6,682
Total profit (“-” to indicate loss)	313,048	1,500,952
Less: Income tax expenses	98,198	325,678

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2022 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2022	2021
Net Profit (“-” to indicate loss)	214,850	1,175,274
(1) Classification by business continuity
1. Profit from continuing operations (“-” to indicate loss)	214,850	1,175,274
(2) Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	213,510	1,173,484
2. Non-controlling interests (“-” to indicate loss)	1,340	1,790
Other comprehensive income, net of tax	205,796	1,812
(1) Other comprehensive income, net of tax attributable to shareholders of the Company	205,796	1,812
Items that may be reclassified to profit or loss	205,796	1,812
(a) Items that may be reclassified to profit or loss using the equity method	-22,278	1,812
(b) Cash flow hedging reserves	228,074	—
Total comprehensive income	420,646	1,177,086
(1) Attributable to equity shareholders of the Company	419,306	1,175,296
(2) Non-controlling interests	1,340	1,790
Earnings per share
(1) Basic earnings per share (RMB)	0.020	0.108
(2) Diluted earnings per share (RMB)	0.020	0.108

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2022 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2022	2021
1. Cash flows used in operating activities
Cash received from sales of goods or rendering of services	27,392,826	20,424,095
Tax refund received	22,555	—
Cash received relating to other operating activities	52,527	51,435
Sub-total of cash inflows	27,467,908	20,475,530
Cash paid for goods and services	22,833,131	16,549,348
Cash paid to and on behalf of employees	666,825	633,689
Payments of taxes and surcharges	5,589,134	3,491,795
Cash paid relating to other operating activities	164,386	123,230
Sub-total of cash outflows	29,253,476	20,798,062
Net cash flows generated operating activities	-1,785,568	-322,532
2. Cash flows generated from investing activities
Cash received from returns on investments	550,375	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,343	—
Cash received relating to other investing activities	1,071,891	2,100,402
Sub-total of cash inflows	1,625,609	2,100,402
Cash paid to acquire fixed assets, intangible assets and other long-term assets	566,512	534,444
Cash paid for investments	1,283,500	3,700,000
Cash paid to other related investment activities	2,600,000	200,000
Sub-total of cash outflows	4,450,012	4,434,444
Net cash flows generated from operating activities	-2,824,403	-2,334,042

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2022 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2022	2021
3. Cash flows generated from financing activities
Cash received from borrowings	3,455,000	890,000
Cash received from obtaining short-term bonds	2,999,975	—
Sub-total of cash inflows	6,454,975	890,000
Cash repayments of borrowings	1,955,200	3,880,000
Cash paid for distribution of dividends or profits and interest expenses	11,946	34,860
Cash paid for other fund-raising activities	2,660	—
Sub-total of cash outflows	1,969,806	3,914,860
Net cash flows generated from financing activities	4,485,169	-3,024,860
4. Effect of foreign exchange rate changes on cash and cash equivalents	168	6,602
5. Net increase in cash and cash equivalents	-124,634	-5,674,832
Add: Cash and cash equivalents at beginning of the Reporting Period	5,112,010	6,916,408
6. Cash and cash equivalents at end of the Reporting Period	4,987,376	1,241,576

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 27 April 2022

As at the date of this announcement, the executive directors of the Company are Wu Haijun, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.